ACQUISITION AND STOCK PURCHASE AGREEMENT

THIS ACQUISITION AND STOCK PURCHASE AGREEMENT (this "***Agreement***") is entered into as of October 1, 2024 (the "***Effective Date***"), by and among ZenaTech, Inc., a British Columbia corporation, ("***Purchaser***"), ZooOffice, Inc., an Illinois Corporation (the "***Company***"), and Epazz, Inc. a Wyoming Corporation, the shareholder(s) of the Company (the "***Shareholders***").

RECITALS

A. The Shareholders are the owners of 100% of the issued and outstanding shares of equity securities and warrants, options or other rights to acquire equity securities of the Company (the "***Company Shares***").

B. The Shareholders wish to sell all of their shares and any and all other equity interests to Purchaser (the "***Acquisition***") in exchange for shares in ZenaTech, Inc. issued by the Purchaser (the "***Purchase Price***").

C. Pursuant to the Acquisition, (i) the Shareholder that own of the Company shares will receive shares in ZenaTech, Inc. issued by Purchaser on October 14, 2024 of the Acquisition all as described herein.

D. The Boards of Directors of the Company and Purchaser believe that the Acquisition is in the best interest of the Company and Purchaser and have approved the Acquisition.

NOW, THEREFORE, in consideration of the promises and the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. <u>Acquisition and Sale of Company Stock</u>

1.1 <u>Purchase and Sale of Company Stock.</u> Subject to all the terms and conditions of this Agreement, (i) each Shareholder at Closing shall sell, transfer and deliver to Purchaser, and Purchaser hereby purchases from each Shareholder, all the shares of the Company Stock owned by such Shareholder, free and clear of any Encumbrances (as defined in Section 2.5) and (ii) each option, warrant or other right to purchase any securities of the Company Stock shall terminate. Following the consummation of the Acquisition, Purchaser shall own 100% of the issued and outstanding shares of equity securities, and warrants, options or other rights to acquire equity securities of the Company.

1.2 <u>Purchase Price for Company Stock, Options and Warrants</u>. Subject to the terms and conditions of this Agreement, in exchange for the Company Stock, Purchaser shall issue Shareholders 1,000 ZenaTech Super Voting Shares with a stated value of $30.00, 500,000 ZenaTech Common Shares and 100,000 ZenaTech Preferred shares with a state value of $3.00 per Share.

1.3 <u>The Closing</u>. The closing of the transactions contemplated by this Agreement shall occur once the Purchaser's Shareholder approve the transaction (the "***Closing***"). At the Closing, (i) Purchaser shall pay the Purchase Price to the Shareholders in accordance with Section 1.2 above; and (ii) the Company, Shareholders and Purchaser, as applicable, shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such party. At the Closing, each Shareholder shall deliver to Purchaser certificates representing

the Company Stock owned by such Shareholder, duly endorsed for transfer or accompanied by duly executed stock powers in accordance with Sections 1.1 above.

2. Representations and Warranties of the Company and the Shareholders

2.1 Organization and Authority to Do Business. Good Standing. The Company is a duly organized, validly existing and in good standing under the laws of Wyoming and is qualified and in good standing to do business in every jurisdiction in which it is required to be qualified other than any jurisdiction where failure to qualify would not have a Material Adverse Effect. The Company has full power and authority and all licenses, permits and authorizations necessary to own and operate its properties and to carry on its business as now conducted. Correct and complete copies of the Company's articles of incorporation and bylaws have been furnished to the Purchaser (together, the "***Charter Documents***").

2.2 Authority and Enforceability. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The board of directors and the Shareholders of the Company have duly approved this Agreement and have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No corporate proceedings on behalf of the Company are necessary to approve this Agreement or the consummation of the Acquisition. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions.

2.3 Capitalization. 100% ownership of Common Stock in the Company.

2.4 Subsidiaries. The Company has three subsidiaries which are Interactive Systems, Inc. a Massachusetts Corporation; Interlink One, a Massachusetts Corporation and ESM Software, Inc. an Illinois Corporation.

3 **Conditions to Closing** Approval. The board of directors and the Purchaser's shareholders of the Company has duly approved.

4 **Administrative Law**. The Company has obtained all governmental and or local approvals, authorizations, permits or licenses which are required or necessary for the lawful conduct of its business.

5 **Governing Law; Jurisdiction.** This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the Illinois without giving effect to principles of conflicts of law. Any dispute which may arise under this Agreement, or which is in any way connected with it, shall be decided and settled with exclusive jurisdiction by the State or Federal Court located in Illinois.

6 **Entire Agreement.** This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement, and any and all other written or oral agreements existing between the parties are expressly canceled.

7 **Electronic Signatures.** Each party agrees that this Agreement and any other documents to be delivered in connection herewith may be electronically signed, and that any electronic signatures appearing on this Agreement or such other documents are the same as handwritten signatures for the purposes of validity, enforceability, and admissibility.

The parties have executed this Acquisition and Stock Purchase Agreement as of the date first written above.

Shareholder:

Epazz, Inc.

By: /s/ Shaun Passley ________________________________
Name: Shaun Passley. Title: CEO

THE PURCHASER:

ZenaTech, Inc.

/s/ James Sherman
By: ___________________________________
Name: James A Sherman Title: CFO

/s/ Craig Passley
By: ___________________________________
Name: Craig Passley Title: Corporate Secretary

THE COMPANY:

ZooOffice, Inc.

/s/ Shaun Passley
By: ___________________________________
Name: Shaun Passley Title: President